Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on the Over the Horizon Podcast by Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”), on September 30, 2025. A link to the podcast is here:

https://x.com/joinhorizon_/status/1973044143644451078?s=46&t=T3a_GEQFwTfBTNp56B2IUQ

Over The Horizon Podcast

Tue, Sep 30, 2025 10:32AM • 56:10

SUMMARY KEYWORDS

Bitcoin Treasury, Strive, Matt Cole, quantitative easing, debt crisis, financial freedom, CBDCs, leverage, preferred equity, alpha strategies, beta strategies, asset liability matching, digital gold, macro backdrop, AI deflation.

SPEAKERS

Joe Consorti, Speaker 1, Matt Cole

Joe Consorti  00:00

Welcome back to over the horizon of Bitcoin Podcast. Today, I'm here with Matt Cole, Chairman and CEO of strive. Matt, thank you so much for taking the time, Joe, thanks for having me absolutely so lots of stuff over the last 12 months with you guys over there at strive 2025 in particular has been extremely busy. I want to talk about all that, but first, a little bit on your background, how strive was founded, your personal Bitcoin journey, that would be excellent to frame it up for the audience.

Matt Cole  00:24

Yeah. So prior to strive, I actually worked at the largest pension in the United States, CalPERS. There, they manage about a half a trillion dollars of assets, and I was on the fixed income side. So I managed about 70 billion of that. Half a trillion dollars was one of the larger buyers of US treasuries in the United States, at least, and then also did structured products. And so I'll focus more for this conversation on the Treasury side, even though I think with regards to running a Bitcoin Treasury company, some of the structured products and leverage components of CalPERS that I was running actually is more beneficial to running it, but that's less consequential to how I became a bitcoiner. The bitcoiner side is the Treasury side, where I was buying the debt of the United States government during the era of quantitative easing, money printing and talking to officials at the Federal Reserve, talking to executives at the United States Treasury, and really just as a fixed income buyer, trying to understand the debt crisis, the rising debt levels, the supply demand dynamics of US Treasuries. And what became very clear was that there was a workaround, but that the United States government was monetizing the debt to the Federal Reserve. And so the basics of that was that direct monetization would be this: The US Treasury issues a new bond, and they sell it to the Federal Reserve. If that was happening, the US is explicitly monetizing the debt. And you would talk to these officials, and they would swear, like, cross their hearts, we are not monetizing the debt. And you say, okay, like, Well, explain to me what you're doing. I said, well, the Treasury will issue a new bond, and, you know, we sell it in the open market, and they would sell it in the open market to a Wall Street bank like Goldman Sachs, then the Federal Reserve in the open market would buy these new issues from Goldman Sachs. And so basically, in the sense of the US government, was basically almost like what I would call a form of money laundering, that because the bond goes to Goldman Sachs before it goes to the Federal Reserve, that it's not monetizing the debt, where anybody, I would say, anybody should be able to see that most institutions, and even the Wall Street banks, I think, because they were the ones buying the bonds, would not explicitly call it, you know, debt monetization, because they were benefiting from collecting that spread right where they would buy it for a cheaper price from the Treasury, then they would sell it at a higher price for the Fed, they'd make some money on it. But that became clearly what was happening. And so you're just looking at the situation, the debt crisis unfolding, zero ability, whether it's a Democrat or Republican, to get the fiscal situation in order. And my hope was that, you know, DOGE might be a significant part of the answer, but it became clear extremely quickly that's not and so to use the Lyn Alden saying, Nothing stops the train of the debt crisis that we're facing. And so that means that there needs to be a solution, an off ramp. And I don't even think it's fair or enough to say that Bitcoin is the best answer. I think Bitcoin is the only answer. And so that became my conclusion in late 2016 after years of skepticism around Bitcoin. And there was many reasons for the skepticism, from coming from an institutional standpoint, and a lot of people had that as part of their journey of initial skepticism. And I, I think that skepticism is actually good, if you if you had no skepticism of putting your, you know, life savings into magic internet money, probably, you know, you know, maybe on the, you know, the curve analogy, that may be like a little bit on the left curve, but, you know, might still make money. You know, I think some skepticism is healthy. But you know, when you see it as the only answer, you quickly realize that you need a massive amount of exposure to it, and so that was the most important thing that made me want to move into Bitcoin, was just the return of a savings vehicle that I saw that was a opt out from our net worth being debased. The second was around financial freedom and an opt out from a system that was moving more and more towards control. That wasn't my perception, my perception because of the seat of a portfolio manager, but as a citizen of the world of America, and seeing some of the undertones, the movements towards CBDCs, the reductions of privacy that I really wanted to have an asset that set outside that system in my control. And Bitcoin was the best, in my view, the only real answer to that as well. So anyways, I put all my money into bitcoin. Eventually at Strive, you know, I think, and I think sometimes long term Bitcoiners struggle with this, where they're like, oh, like, the institutions are buying it, the the corporations are buying it, like the the nations are buying it. That's not what Bitcoin was meant to be. My response is pretty simple. Is that what Bitcoin is is it is an asset. Bitcoin does not need the United States to buy it. Bitcoin does not need corporations to buy it. The corporations and the government need Bitcoin because they're screwed. And when you flip it like that and say, Guys, this is not a this is not a change of the core thesis of Bitcoin. This is actually the proving out that what you've created is truly digital gold, that everybody is going to want that because of its decentralized nature, you can't control who's going to want to buy that. And so I think it's natural that you're seeing a bunch of Bitcoiners like myself, but also like what is true for most other Bitcoin Treasury companies that are like, Hey, we can actually create one of the most valuable companies in the future during an era of disruption of AI debasement of fiat currencies, by putting a massive war chest of Bitcoin on our balance sheet as our core asset and, and I think that's an inevitable thing, and you can't stop it. So you should want it to be done by by people that actually, you know, maximally share the values of core Bitcoiners.

Joe Consorti  06:32

That's very, very well said. And that's an interesting journey. And it's interesting you bring up working on a rates desk, because my mentor Nick Bhatia, who kind of pulled me out of college, and, you know, I built the Bitcoin layer with him. He, too came from a rates background, and that's how he discovered Bitcoin as an asset. Because, just like you, he was on the pulse of the system and living through QE and seeing what was happening and all of this window dressing. Oh, we're not directly monetizing the debt, but clearly you are. And now my generation being born into that, right? I'm 24 years old, born in 2001 you know, 55% of Gen Z lives with their parents. It's more than was during the Great Depression. These impacts have rippled, and so Bitcoin exists for individuals to insulate themselves from this, for businesses to insulate themselves from this, for government. So I full, I fully agree with you on that perspective. Many will, many detractors of institutions purchasing Bitcoin, they're what I like to call permanent contrarians, or contr contrarians, just by design, and it's okay to be skeptical. But I think when you morph into a permanent contrarian, you kind of miss the plot. You miss the point of this asset. And exactly like you said, these institutions and governments purchasing Bitcoin is a validation of bitcoins thesis and kind of a tacit recognition that they know they've screwed up. They're unwilling to admit that they've screwed up, but tacitly, implicitly, through buying Bitcoin, they're kind of admitting that nothing stops this train, per se.

Matt Cole  07:52

Yeah, exactly. And I had a conversation with Nick maybe a month or two ago. We had a great conversation a little bit deep on all these things. So I'm not surprised to hear that, you know, he was, you know, a mentor to you, because seems like a extremely smart guy that has his finger to the bolts on all things going on here. But, but, yeah, no, I think it's exactly that. And my view is, you know, I don't look to be a contrarian. To be a contrarian, I look to be a free minded, high agency, principled thinker, and is, and I'm willing to do anything contrarian or be the consensus like I'm agnostic to being contrarian or consensus, but I'm but I'm very mindful to be principled with agency and how I think, and I think that's the that's the right way. And it's not to say that you're going to have the exact same opinion as me, taking that same framework, right? Like we're going to have difference of views because of our backgrounds and our knowledge and you know, and we learn from each other, right? And we sharpen our iron, sharpens iron in this space. And I can't tell you how many times that people have given interesting perspectives that you then think about. And most often, you know, you know, you probably don't adopt them, but then they do shape how you sharpen that pencil and debate things. And so I think, like this is an example when Strive started not as a Bitcoin company, but actually as a company founded on capitalism and meritocracy and things that we and what is the purpose of a for profit corporation to make money. But those were foundational beliefs that were contrarian in 2022 massively contrarian, and the rise of the ESG and the DEI movement, and I think at this point they're more of the consensus mindset in the United States. There's been a massive shift. And so we're not shifting our foundation. Our foundation is stable. It's never changing, right? But, but now, I would say we are part of more of the consensus on that. And you know, with Bitcoin, if Bitcoin gets adopted as currency, and the, you know, capital gains impediment to the United States are relaxed, and you can actually it functions. It has the ability to function as perfect money today. But there's controls in the United States and elsewhere in the world that make. It difficult to actually functionally use it as money. If every time you spend it you have to report capital gains or capital losses, that that becomes onerous to actually use it as money. But if those things are reduced, and people actually start using it, and everybody loved bitcoin, that's that's great, just like you know, as as you know, even, first of all, as a Christian, everyone was a Christian. If that was a core belief, I said, that's great, but my beliefs are shaped on being contrarian. I think, I think, you know, you got to be contrarian. You got to be right. And if you're a contrarian right, that's when you can make a lot of money. But the point isn't to be contrarian, it's to actually be be principled.

Joe Consorti  10:38

Absolutely. Yeah. And you know, speaking of being a contrarian. Not only does owning Bitcoin make you a contrarian, you know, a fraction of a fraction of a percentage of you as adults own Bitcoin or know exactly what it is, but also your strategy with strive has been amazing to watch as you pursued this public market strategy I want to discuss, and this is, you know, switching gears pretty heavily. Here I want to discuss the acquisition of Semler. To this point in the market, the market has really rewarded buying Bitcoin and then doing nothing else, essentially, just using your access to capital markets to acquire Bitcoin and nothing else but being at the Treasury's conference. One thing that I had spoken to a lot of people about was that it seemed that the gears were kind of shifting toward things like M&A, toward other strategies the market kind of punished meta planet earlier this year when they announced, at least softly, their intention to begin pursuing other acquisitions, right using their massive Bitcoin balance sheet, or just their ability to raise in capital markets. So how do you think through this acquisition of similar scientific as a contrarian investor, as a contrarian CEO, someone who can see out into the future and where everything is headed, kind of walk us through your thought process there and what this means for Strive.

Matt Cole  11:45

Yeah. So I guess this gets into the foundational framing of, what are we trying to do, and what do I think that Bitcoin Treasury companies should be trying to do? And then you build on that to say, what is the best way to accomplish the thing that we're trying to do? And so the thing that we're trying to do in the short term is increase Bitcoin per share. And to the extent we have any liabilities right now, Strive has zero debt. We've publicly stated ambitions to launch a perpetual preferred equity instrument in 2025 so obviously the goal is not to have no leverage. I think leverage is actually essential to part of the first goal of, you know, growing Bitcoin per share. But in the short term, grow Bitcoin per share, meet all of our debt liabilities, to the extent we have them. In the long run, outperform Bitcoin, and then, because we're, you know, public equity also be a top performer in public equity space. Because, you know, many of our investors, like, as an example, Vanguard, they're public equity investors. So it's, it's and I think that Bitcoin itself will likely outperform the S&P500. So that kind of accomplishes that goal. But those are, those are the goals of the of our company. It's really, you know, the concept that it's, how do you define to a management team that Bitcoin is the hurdle rate, right? You hear us say that and popularize that, have the the Hurdle Rate podcast. But how do you draw that down into an actionable deliverable to then give a management team agency, hire a great team, give them agency to execute on that goal, right? And so I think that it is too constraining to, in any way, force one or two objectives as the only way to do those two things. So if the only way to do those two things are to issue new common equity shares through the ATM and only to do you know leverage, I think that that strategy can work out. It could actually outperform Bitcoin, mainly through the leverage side. I think the common equity side will be fine in bull markets, and it will come and go, but you need to think outside the box. And so, you know this, you know opportunity with Semler as it presented itself. I viewed it as a massive win, win for both sides to accomplish those goals that I made. I laid out specifically, what do I mean? Well, if part of the core to the strategy is for us, it can be perpetual preferred equity. Well, then the larger the starting Bitcoin stack is, raising it to a size of certain scale ultimately will lower the cost of capital. And so if you look as an example, at Semler, their business was operated as being valued at MNAV, less than one, so less than their Bitcoin holdings, and they had an operating business, right? And so they were, in a sense, kind of, you know, in a stuck position. And we, obviously, you know, have had a positive MNAV. But I think when you when you combine those Bitcoin to be, you know, at 10,900 Bitcoin combined, which was the performer that we announced, that then starts to become more interesting to institutions. So I'll give you an example, Capital Group who has been a big buyer of, you know, Bitcoin Treasury company. I think they're maybe the largest holder of meta planet right now, the largest portfolio, the one that Mark Casey runs. It has a minimum AUM of like $5 or $6 billion market cap. So if the market cap is not five or six. Billion dollars they can't even consider to buy, to allocate to a sector, a company that they want to. So scale opens up large buyers. And so there's a there's a game of scale that gets this flywheel going of accretion of Bitcoin per share that you have to it's not, it's not a perpetual game of scale like once you've achieved, call it like the $5-$10 billion market cap, you're probably available for almost any institution to buy. But there's a race to get to that space, and there's a race in the form of a digital gold rush that I think is existing. And it's not easy to get to a market cap of $5 to $6 billion that's not an easy thing, right? So you have to kind of build the ship, build a team, and M and A can be helpful in this space. Like I don't think that you're going to see Bitcoin Treasury companies that have 200 Bitcoin be able to access the preferred market to the extent that larger ones will, or at the same cost of capital. So scale matters. So bringing us two companies together helps achieve scale. On the operating business of Semler, I think this is still less understood, and I'm hammering this more and more, but you know, their operating business was valued at less, like, basically a negative number by the market. It's been historically profitable, and it actually hits a a important kind of hot segment of the market at preventative health care in the United States around the MAHA movement, and Strive's Co-founder, Vivek Ramaswamy, is a biotech medical sector investor and business builder. And I think that combined, not myself, but the people around strive, from Vivek to one of our board members, Avik Roy, to Ben Pham, our CFO can give that a broader mission and mandate, and then help monetize that to the benefit of both shareholders in a way that I think that similar would struggle to do on their own, just given the people around the hoop at Strive. And so I think that's an additional way to unlock value as a combined company. And so I really believe that the two companies are stronger together, and that this M&A makes a lot of sense. Now, will a always make sense in the space? Maybe not like maybe if we were a $10 billion company, maybe at that point we've outgrown M&A. Maybe, maybe not. We'll have to see when we get there. But I think at this space as companies are kind of building the plane strategy itself is building as they go right, they're issuing all these new, novel preferred equity instruments. They were doing converts, now they're doing preferreds. All these companies are so new and so novel that we're all obviously figuring it out. And what I feel strongly on is that super strong teams that are able to achieve scale are going to be the long run winners. And so I think that's why this M&A activity with Semler and Strive made a lot of sense for both companies.

Joe Consorti  17:41

Well, said, you have a very deep understanding of the game that's being played, right? Pierre Richard wrote wonderful piece in 2014 called the, you know, the speculative attack right now, obviously the carry trade has been around for decades and decades, and most popular FX carry trade being the yen into the US dollar capital markets. And, you know, in a way, the exact same trade is being performed here. And so ultimately the trade being short, USD, long, BTC, funding, the funding side of that equation is what matters most, getting that lower cost of capital. And when you're talking about a public company, scale, is how you achieve that. So you seem to understand that extremely deeply. And that's fantastic from an investor's perspective. For anybody listening, I want to ask specifically about that leverage. I think you did a show. I'm not sure what conference it was at, but I think it was with the Bitcoin economy, and you were speaking about convertible notes versus, or convertible debt generally, versus preferred equities. For you, what is, how can you explain, sort of, your preference between the two when it comes to which is the more opportune lever to pull as far as raising capital to fund Bitcoin purchases?

Matt Cole  18:46

Yep, so I'm going to give you an answer that's going to point heavily towards perpetual preferred equity as my answer, but I'll just say that I do think that different investors have different desires for risk and return, and so I do think that some will like the exposure that a convertible note might give to them. That's just not what I think I'm most interested in investing in or also building. And so the ultimate answer, from my perspective, is liability asset matching. And so you take Bitcoin, it has no cash flows. It's about as infinite of a duration of an asset that you possibly could find. And so if you're trying to do a carry trade with the asset being one of infinite duration, you would naturally want the liability to have the longest duration possible. That is the that is the best pairing of a carry trade that you can do, anything that moves, where that breaks. It's a less ideal version of the carry trade. And so why I think the perpetual, deferred equities are so interesting is that you never have to prepay the principal. You just have to manage the interest liabilities. And so if the interest payment, as an example, is 10% per year, your liability is 10% per year. You're not sitting here looking at a cliff in three years or four years or five years. You know strategy was, was laddering their maturities. The reality is, for smaller Bitcoin Treasury companies are probably only at the scale where they can get one convertible note, so they literally will have a a bullet where all of their liabilities are due one year in the future. And doesn't matter if that year's 2020 2028 2029 2030. They're sitting at a, at a point in the future that if, if we enter into a Bitcoin bear market. And, I mean, I'm a, I'm as big of a Bitcoin bull as anyone, I think that there's a strong case for a super cycle and kind of movement up more, you know, in a more sustained, you know, with less downside risk for the next several years, but that's a thesis. That thesis could be wrong, and you don't want to have a non ideal form of leverage slap your company in the face at the worst time. And so the perpetual for equity is the best way to match the asset liability. So that's what we're trying to do. And then I guess the second point I'll make is that the returns of Bitcoin are extremely positively skewed to the upside, where there's massive days and months of extreme upward volatility, right, the green candles that just pop out of nowhere, right? And and you don't want to, you want to do the best you can to retain leverage in those scenarios. And the convertible notes can actually convert to equity. And so they actually become equitized At that time to the upside. So then you actually completely lose your leverage, and then to the downside, they become a maturity. So they kind of they have, like a negative convexity attached to Bitcoin around them that I'm not a big fan of. On the preferred equity, I mean, when, when the common equity goes up, and Bitcoin is going up, your leverage ratio will go down. So you have to try to, you know, think which if you want to maintain that through additional issuance as a preferred equity, but it doesn't go away. And so I think it's the best form of leverage that you could find in this space to to, you know, ultimately put this carry trade on that we're talking about.

Joe Consorti  22:05

Very well. Said, Very well said, duration mismatches can be not ideal, particularly when you're operating at scale. So I love that answer. I wanna, I wanna ask you about alpha versus beta strategies you mentioned earlier. Bitcoin is the hurdle rate. I think that's something I'd love to dive into. Our listeners really like that. So Bitcoin being the hurl rate, how do you outperform BTC, and how do you balance both those alpha and beta strategies in order to get there?

Matt Cole  22:28

Wonderful speaking of team you have put together a fantastic. Team of pretty good operators in the space of a great track record when it comes to the hiring process, when it comes to finding people that will help you achieve this objective of increasing Bitcoin per share over the long run, over the long run, being a really key component there. What are the things that look for? Yes, so this is about looking across the opportunity sets and making the best decisions we can. And so when we first announced our strategy at strive, at strategy world, we announced Alpha strategies as kind of like the thing that we thought was the best way for us to outperform Bitcoin and differentiate ourselves. And the reason, at the time that that was the clear answer, in our view, is that we were not fans of the convertible notes. So we were, you know, look, talking to PIPE investors, investors, and we were getting term sheets on the convertible notes, and we didn't like those terms, and so we passed on those, and I think we're the only large Bitcoin Treasury company that passed all those and has a clean balance sheet right now. But then we saw, you know, a handful of alpha opportunities as ways to meet our short term objective of increasing Bitcoin per share. And so again, the objective is not to deploy Alpha strategies. Is to increase Bitcoin per share the best way we can. And so anyways, those were, that's, those were decisions we made in May, and then it became clear shortly thereafter that we were the leader, if not the only, company that could lead in regards to getting a really attractive leverage profile to perpetual  preferred equities that that no one else could do and ultimately meet that objective. And if the carry trade works as we think it will, to increase Bitcoin per share. So the beta side actually became the larger differentiator than we initially realized. And so it wasn't that like alpha strategies kind of remained at like, the same level of execution. The beta side to potential for equity shot up above the Alpha side is like the clear focal point for us to drive value to our common equity shareholders. And so that's why we've been messaging that, because that opportunity came up in a way that we you know, the space moves so quickly, and then as we put that in place now, we're always going to be focused on increasing Bitcoin per share so that to the extent that we can put in place things that we think are attractive, you know, risk, return, ways to increase Bitcoin per share will do that. And we do think that over, you know, over time, alpha will be an important part of that, but it's it's never. The goal isn't to produce alpha returns or produce beta returns, but to increase Bitcoin per share, to outperform Bitcoin over the long run, and to use our collective team to look across any opportunity to do that. And I do, like I said, I do think that over time, alpha will be a core part of that. Number one, high agency, I think, to get back to the point on contrarianism, people that aren't just looking to be contrarian, to be contrarian, also people that aren't just only looking at the consensus so, you know, things that would be, you know, negative would just be only looking at what Strategy has done, and basically copy paste strategy. That would be just too consensus minded, not with the high agency to be able to operate in the space. The opposite would be, you know contrarian for contrarian sake, that you know corporations are bad, or, you know, anything else which you get some of that too. Both of those, I think, are two ends of opposite ends of the spectrum of things that we're not looking for, but but high agency people that are, I would say, not just like agreeable, but are also like good people that are hard workers and willing to debate and actually form a viewpoint that we then go and execute. So we debate things pretty rigorously, you know, in our conversations. But then once we come to an agreement on the best way to drive success for the company, we come we coalesce around that, and we push that to success. The mindset of you can just make things happen, I think, is really true in this space. And so, you know, there becomes a point where you can debate things to death, at actually, the expense of the company. And so we, you ultimately debate, we define, we, you know, with from different perspectives. And then we come around a decision, and then we go execute, and we go make it successful.

Joe Consorti  26:40

Excellent debate internally, clearly defined goals and then execute quickly. That's fantastic. Speaking of, you know, speaking of General contrarianism, I want to, I want to ask you about looking for it in the industry, and then we'll bring it back. There was, you know, there has been discussion. I had a discussion with a couple people at the Treasury conference, beyond the types of vehicles that you can issue using your public strategy the importance of having either one or many underlying operating businesses as well. You know, what's your view on Bitcoin accretion through an underlying operating business? Like do you view, you know, either over the next six to 12 months or in the future, at some point that the market will really weigh heavily on whether or not this Treasury strategy is accompanied by a high free cash flow, low capex business to increase Bitcoin accretion? Or do you think the market right now just isn't ready for something like that, and they're solely focused on the team of operators who are tapping financial markets and creating this these instruments?

Matt Cole  27:35

At this point in the early days of a digital gold rush, I think it's on execution and the ability to grow Bitcoin and Bitcoin per share the quickest, I think, over over time the companies that achieve scale, likely, the answer will be whether the operating business has a small loss or a small gain. It'll likely be pretty immaterial relative to any earnings gains or loss from the Bitcoin holdings in the Bitcoin strategy themselves. And so the way I like to look at it is this, if you were these are operating companies executing a Bitcoin Treasury strategy. But if you were to put an analogy of what do hedge funds look like? Hedge Funds that provide interesting risk adjusted return exposure to a certain market charge a fee two and 20, maybe, if you're lucky, down to one in 10. But like somewhere in that range is the fee to produce a risk return profile that people want. And so if the fee, the quote, unquote fee, from the operating business the team to execute that is substantially, substantially less than a hedge fund, but you're getting hedge fund life return exposure with better leverage profiles that are not accessible to funds or individuals. Sign me up for that all day. And so I think that is, that is the answer that you want a team focused on executing the Bitcoin strategy through a digital gold rush, and if they're focused on, you know, minimizing the fee by a few basis points here or there, to the operating business that's likely at the expense of the accumulation of Bitcoin. So I view the Bitcoin treasury companies that I would be most interested in investing in are the ones that are most likely to behave like amplified Bitcoin exposure, that Bitcoin is a hurdle rate. And so if you take a massively profitable operating business, my view in almost every scenario is that it does not beat the Bitcoin hurdle rate. And if it was monetized, and then the running of the Treasury strategy was more through the lens of of a fee mindset, that you would actually likely have a better outperformance of Bitcoin over the long run than keeping the operating business. So I think you can almost view it's not completely the same analogy, but like in fund space, covered call strategies produce income. But if you look at any fund, like an S&P500 fund that does a covered call strategy, it. Underperforms the total return of the S&P00, yeah, because it does not beat the hurdle rate of the S&P500 in that analogy. And I think the operating business analogy will also fell on the same metric. Now that said certain investors love covered call strategies. I think certain investors are going to love the income component of an operating business. So it's not to say that that doesn't that's not right for anyone. I just think it's not going to be the fastest horse in regards to potential, the you know, maximally outperforming Bitcoin through the carry trade. I think the operating business will more likely weigh it down than if it was just monetized.

Joe Consorti  30:37

Yeah, yeah. I agree with you on that component. Ultimately, what it boils down to is, Bitcoin is a hurdle, right, right? Whether or not you can outperform BTC. I wanna, I wanna, kind of zoom out and talk to our listeners directly. You know, many of them have been relatively new on their Bitcoin journey. Many of them may be pretty deep down the road. How can they think about Bitcoin, Treasury companies in, you know, the broader ecosystem, right? Ultimately, we've seen kind of the evolution of Alex, move from primarily retail driven folks to the launch of the ETFs in 2024 strategy, kind of being the outsider, the very early player. Now you see this massive wave of new vehicles have been that have been created, new companies popping up, left, right and center. So how can listeners think about this ecosystem, and what should they be looking for, more than anything else, when they're when they're thinking about, obviously, not investment advice, right? But how can they develop a mental framework around Bitcoin Treasury companies and how they fit in the broader ecosystem?

Matt Cole  31:32

Yeah. So I think the only way in my view, to invest in a Bitcoin Treasury company or companies will be taking a long term time horizon perspective that I think the misconception of some is that Bitcoin Treasury companies are a get rich quick investment vehicle, where they're actually structurally being designed to take long term to a perpetual nature, long term carry trades and and you think about that, and you say, within a publicly traded vehicle. And so typically, when those sorts of trades that would be put on carry trades in institutional investment landscapes, or the liquidity profile of them would be very illiquid. The marks of them would likely not be daily, but quarterly or monthly. And so the volatility of these types of investments would be, in a sense, hidden. And I think that actually having the transparency in that is actually a feature, not a bug, but it's a new thing. And so that that new feature of seeing the volatility and the market dynamics and the sentiment and markets of something that's designed to be amplified Bitcoin to with a goal of outperforming Bitcoin over the long run. And you're seeing that daily, that certain individuals are going to struggle to handle that volatility. And my view is that that volatility is a blessing to be harvest over the long run, but when your timeframe compresses, it's a recipe for disaster. And I think that that's where you get certain people, I think, get very frustrated when, as an example, right now, I think there's a mini bear market in Bitcoin Treasury land, where Strategy itself is made all time lows in 2025 at least, versus Bitcoin. But yet, if you zoom out, since they started the Bitcoin Treasury strategy, they've outperformed Bitcoin massively. That that short term mindset can can weigh on people. And so I think how do you get around that? One is education. Two is proper sizing for your portfolio. And if the volatility is something that is causing a lot of angst and and even the desire to, you know, you bought a position and to sell it right now, that probably means that the size was too large for your portfolio and your in your risk tolerance as an individual. So I think that's a a learning that that people you know that are new to Bitcoin tend to go through. And I think for most people that are new to Bitcoin, when they first allocate that volatility is something that can cause pains in your stomach that after you've gone through it a million times, like I have and many others have at this point, I sleep so well when I know that my net worth is backed by Bitcoin and as a as a company, I sleep well knowing that our net worth is backed by Bitcoin as a company, and that as we issue leverage. It's the longest form leverage that you possibly can imagine, like that allows us to zoom out, to tell the story, and to remain calm when others aren't. And I think that's how you outperform over the long run. And it's the only way I think to do this.

Joe Consorti  34:38

Absolutely. Yeah, no, I tend to think that people could sleep a lot easier if they understood Bitcoin Treasury companies in the exact same way that they understand Bitcoin, right? You know, people do not buy. In fact, the main way people get burned in Bitcoin specifically, is buying it and then with the intention of trading it. Right? You know, I know, for one when I was, you know, learning about Bitcoin, seven. 17/18, hadn't gone to college yet. Trading it was a really good way to get burned. I was, I was kind of coming up in that whole Robin Hood era where it was brand new and anybody could invest on their phone. And you know, the stories of people getting burned. I think that low time preference that everybody has adopted for BTC, if they simply took a look at these Treasury companies, they understood that, you know, these these companies, these entities, are going levered long Bitcoin, with the intention of never selling them, with the intention of to their best ability, matching their liabilities with their assets. To go levered long Bitcoin, I think they would sleep a lot sounder at night, understanding not just the duration, but also the sizing. Exactly as you said. I think far too many people at the detractors specifically, may have been getting bored by Bitcoin, in this prospect of something that's brand new and shiny to, you know, be a lot more exciting in the near term, when, in reality, you know, it's, it's a long term play, in the exact same way that Bitcoin is a long term play. So very, very well said, one of the main topics of discussion that I you know, that's kind of circulating, as you call it, Bitcoin Treasury land like going through this mini bear market, is this topic of oversaturation. I wouldn't necessarily call it over saturation, but that's a word some people use. You have a great deal of fair weather players who are sort of entering the space seemingly at random, right, with no underlying plan other than essentially being an ATM machine, right, selling the common and purchasing Bitcoin. And while that's not necessarily a bad thing, I think many, many serious allocators to this space, you know, are able to distinguish between who's here for the long term, who has a great plan and who doesn't. But I think for many on the retail side, they tend to get discouraged and kind of view these things as an outright scam. You know, at least that's what they may call it. So how do you distinguish between, you know, how do you kind of view the current state of the market, right between, sort of these fair weather players and these people who have a team and a plan and a method of doing this and a method of sort of financializing Bitcoin and bringing it to the market.

Matt Cole  36:48

Yeah, so I am not aware of any. I'm sure I probably, if I went down far enough that I might say, move towards the direction of a scam, but I think that the right question, that I think is interesting is, is is a company that's deploying a Bitcoin strategym, are they actually creating amplified Bitcoin exposure? Which is what strives trying to do, what strategy is trying to do, and put in place, structural carry trades, alpha strategies, whatever it might be to outperform Bitcoin over the long run, which I think is the most interesting investment thesis, or are they just putting Bitcoin on the balance sheet? And I think that whether you're an individual or a corporation, I don't think it's a bad decision to say we are going to just put Bitcoin on the balance sheet as we think that's the best way for us to maximize the long run total return of our company. Will they outperform Bitcoin itself? Maybe not, but will they increase the total returns of their company versus if they didn't do it? And likely, I mean, they just put the best asset that I've ever seen on the balance sheet in a major way, and they can just sit there and do nothing and and that may make for a something that I may I personally would not invest in. But I don't think that a company that did that, if that's if they did it how I described, would be at risk of blowing up. And I would say, as AI, is disrupting industry after industry, might still be an extremely prudent decision, although not differentiated, likely not to be really provide amplified Bitcoin exposure. But you've de risked, you know, potentially, an operating business that may have little to no future value, with a strong balance sheet, and you become a balance sheet company that you could figure out what to do with it on, on the back end, and maybe for a Bitcoiner that's not an interesting investment thesis, but for a company, do I think that could be a sound decision? Absolutely. I mean that really kind of even comes down to a lot of what I talk about when I go talk at, you know, different Bitcoin for Corporations Day, for corporations that are considering putting Bitcoin on the balance sheet, it's, I think it's going to be hard for many companies to compete with strategies or the MetaPlanets or the Strives of the world, to get that sort of scale, that sort of institutional access to Capital. That is not an easy thing to do. But I mean, would you tell an individual, not a company, but an individual, it's a bad idea to buy bitcoin? No. Would I tell a company that it's a bad idea to put Bitcoin on their balance sheet? No, I think it's an extremely powerful thing and a liberating thing that can drive better returns for them, but it's just a different narrative, and I think where the retail community gets confused, and even how some of the messaging of some of these, some of the smaller Bitcoin Treasury companies may be as confusing as that, they are not Strategy, but they also might not be making a mistake either.

Speaker 1  36:50

Very well said, you know, thinking in terms of balance sheet strength above all else, it's a lesson that any company, whether public or private, you know, can understand and individuals understand, right? And that's why we all allocate to Bitcoin in the first place. I'd be remiss if I didn't ask you about the current macro backdrop. You know, obviously your Twitter handle is Cole macro, and, you know, you were on a rates desk and Nick and I love chopping it up about what the Fed is doing, how markets are reacting, etc. For. So what's, I suppose, you know, kind of total departure from the topic. But your 30,000 foot view on the current macro backdrop in the United States, gold is raging. I think it's hit 50 something different all time highs at different points throughout this year. So completely insane. Clearly, it's sniffing out something. You know, the Fed is cutting into a relatively robust economy. How do you view all of this in totality, and how does it kind of influence the way that you think abou it?

Matt Cole  39:01

Yeah, so there's, there's a lot there, but, but the high level, which is that I think that there will be downward pressure on on short term rates, and I think they'll probably filter into into long term rates as well, around the thesis that that AI is deflationary for corporations, it's going to drive down their costs. So inflation will be more constrained than what a thesis might be without AI when you look at the debt crisis in the country. So I think those are two competing narratives on inflation itself, and then the job market, I think is going to be very weak. I say I think you're going to have a scenario where the job market remains weak, but corporations may not be as weak as you would think historically, looking at weak job markets, because they're replacing people with machines. So that's a and I think there's also a a limit to the supply of AI. There's more demand for AI than there is supply, and it's going to take a handful of years to get the infrastructure in place to actually have the supply to meet the demand. And so there's, like, an insatiable demand for AI, and people are trying to use it in its best instance today. But ultimately, you know, it does constrain hiring. Like, I'll say as an example for Strive, we're a small company, but if we were, if AI did not exist, we would need to hire substantially more people than we need to hire because of AI. So for us, it's not something where it's like we're having to do job reductions or layoffs because of AI, but for large companies, that is in place. And so with that as a, as a as a backstop for a global economy, what does that mean? I think it means likely downward pressure for rates. I think it's a scenario where you're likely to see actually asset prices supported. Because I think corporations are actually going to be doing some things that are going to improve margins, global easing of monetary cycles, and then the US government, I think, is doing everything they can to weaken the US dollar. Trump stated that explicitly as a goal of his and so from a charting perspective, you look at DXY, and it's broken down some major levels, but there's a fundamental story that backs that I put out some charts over the weekend. I'm not I like to view things from a mosaic perspective, where I think charts can tell a story that if back with a fundamental story that's powerful, if a chart is telling you something that's disconnected from the fundamentals. Fundamental story, that's not powerful or vice versa, I think the most powerful story is when the things are in alignment with each other. What I think we're seeing in alignment with each other is a multi year, so this is not a call that the dollar needs to drop over the next three months. I have no idea, but a multi year bear market in the dollar. And historically, Bitcoin has done really well with dollar weakness. But we actually, in my view, have never seen a potential weakness in bitcoin's history of the dollar that we're seeing right now. And so that gets into Super Cycle narratives that if the dollar has potentially substantial downward movement from here over the next 10 years, let's just say, obviously not down, down only, but moves down substantially the next 10 years. That is something that bitcoins never witnessed before, and will be a positive tailwind to bitcoins price. I think that you know, when you look at Bitcoin sentiment, Bitcoin markets, you know, Bitcoin has been kind of in this 100k range plus or minus for about almost a year now, right after the election of Trump, gold is ripped to your point. So I think the sentiment in Bitcoin, which then filters down to Bitcoin, treasuries companies, is is muted, and it's almost it's non new fourth, because Bitcoin has not broken out into a new, all time high versus gold since before 2021, and so with that, what do you need for euphoria to return to Bitcoin? I think it's ultimately breaking out to new all time highs versus gold. And if and when you see that, and I do think you do see that in the next call, it just to be very conservative, less than two years, but probably less than 18 months when that breaks out, it could be this fourth quarter. I have no idea. I'm not good on the short term calling markets, but once it breaks out, I think you start to see euphoria return to Bitcoin, and then there's massive demand for amplified Bitcoin. So that will filter into bitcoin Treasury companies, and I think that they'll do really, really well in that example. And I want to make sure that Strive is building a vehicle that is designed to do really well in that scenario, and then it'll all play out exactly how. You know, we're trying to build it as a as a long term, long term strategy. But I think sometimes, you know people on Twitter, they become impatient, and they see this mini bear market in Bitcoin Treasury companies as Bitcoin hasn't even broken up to new all time highs versus gold and. And I think that if, if that's your mindset, that short termism, that you're executing or exiting long term trades at this point, maybe that's the right decision. But I would only say it's the right decision that this type of a trade is not for you, because if it is for you, this is the time that you would actually want to be moving out the risk curve into Bitcoin and further out into amplified Bitcoin risk, not the opposite. I think that's how value investor mindset that is willing to underwrite Bitcoin risk would be thinking in the current environment.

Joe Consorti  45:35

Extremely well said, extremely well said. Because not only do you have obviously rates coming in, people naturally move on on the risk curve as a result of that, but that's also happening amidst a rapid I wouldn't call it a de dollarization, necessarily, but at the very least, you're taking a look at a president who's talking about wanting to create secular weakness in the dollar, amidst a backdrop since Liberation Day of the acceleration of foreign central banks holding fewer and fewer and fewer treasuries, allowing them to mature and not re upping. Russia, prime example, they already hold basically none. If you take a look at the terminal, China has been divesting pretty heavily. And at the exact same time, I think this was also a chart that you reposted, foreign central bank gold holdings have risen. And so not only are we, you know, moving out on the risk curve, but at the same time, I mean, this backdrop of de dollarization. And then if you zoom out even further right, talking, you had a 30, 40, maybe 50 year cycle. Bitcoin is still going through this monetization phrase and phase. And this is my mental framework on how it's going to operate. It's Nick's mental framework as well. I'd like to get kind of your your, your take on this is that you know, over time, as Bitcoin kind of approaches gold's market cap, as it reaches gold parity, what I called back in 2022 what Nick said as well was that it would trade even more, even closer to the S&P500, to the NASDAQ, before it started getting away from it, right? And so people see gold ripping. They're saying, why on earth isn't Bitcoin directly following it? If you take a look at the 30 day rolling correlation between Bitcoin and any given major stock index, whether it's the S&P, the NASDAQ, the Russell, it has risen, right? It's risen closer to one over the last roughly year and a half, almost two years. And I tend to think that you know this 30, 40, 50 year process, this third backdrop that that Bitcoin is up against is that it's going to trade more risk on before it eventually trades like gold, right? This asset that people want to trade in good times and bad. That's my general take on the addition that I'll give to you. What are your thoughts on that? Right? How do you think Bitcoin monetizes in this universe where gold is still treated as the apex risk off asset, but bitcoins monetary properties allow for it to be essentially a better gold.

Matt Cole  47:35

Yeah, I think. I think Bitcoin is the ultimate risk on asset to make a investment around fiat currency debasement. And so the S&P500 and NASDAQ, I think, also act as an important part of their current risk factors in a similar manner. And so I think that there's, there's different risk factors that could make that more true or less true. So if fiat currency debasement is ultimately what's driving risk, then I think that pushes Bitcoin and the S&P and NASDAQ to behave more similarly. If the S&P and NASDAQ were being driven from a pricing perspective, more from future earnings because of AI risk or from tariffs, I think that's when you could see a divergence between the risks to them. And so I think you saw a hinting of that in around Liberation Day, where equities on a risk adjusted basis did worse than Bitcoin. And I think that that holds true to that kind of a macro framework, where there's different risk factors that have more correlations and less correlations, but I do think that the most important risk factor continues to be the debasement, the continued debasement, of fiat currencies, which would point towards the increasing correlations between Bitcoin and stocks, which which makes for a ton of interesting conversations about how you can even think about hedging Bitcoin risk, like, Can the stock market actually be a way to hedge Bitcoin risk where they're more correlated, but if the things that they're less correlated on you view to be more of a bearish factor for public equities than a positive factor, then you could argue that hedging Bitcoin risk to traditional equities is actually a Bitcoin maximalist way to think about some downside protection around Bitcoin into the future. That is not in contrast with what you're saying. So anyways, I do generally agree with that framework. I guess maybe one other point is that chart on global central banks owning more Bitcoin than US Treasuries than that Balaji posted yesterday. I think go back to thinking about a framework that was true in the quantitative easing era for the Federal Reserve, where they were directly buying US Treasuries. Treasuries, they were directly buying agency mortgages. But you know, what did the best during that timeframe? Even though the agency mortgages compressed versus us, treasuries interest rates around us, treasuries went down, was actually things further out the risk spectrum, so corporate credit, high yield, things that had a higher beta tended to be the best performers, even though the non economic buyer at scale was not buying those things directly. So I think you ultimately will see a similar thing with gold, where gold is currently this in 2025, leading Bitcoin. But I think Bitcoin is ultimately a better pure play on the type of risk that is trying to be diversified and being diversified through gold. And there's a technical dynamic of, you know, gold ripping out after not breaking an all time high for a long time, and, you know, and kind of a euphoria around that. But ultimately it goes into what I think is one of the most, if not the most important charts, which is Bitcoin versus gold, and seeing that ultimately break out to an all time high. And I do think it does, and that, I think, is the moment that I think, you know, we benefit the most from.

Joe Consorti  51:08

Well said, you know, speaking of being a contrarian investor, or at the very least a a skeptical investor who arrives at their own conclusions, you know, the reality of Bitcoin versus the way the market is pricing it, in My mind, is the biggest informational asymmetry of the 21st Century in markets. So wonderfully put the last thing I'll ask you, we talked, we kind of started the show with quantitative easing. We brought it back to it toward the end. You know, we're reaching a point, you know, where we're spending, gosh, well in excess of $1 trillion every 50 days, or 60 days, you know, government shutdown pending. It seems to be a quarterly occasion on this point or a biannual occasion at this point, you know. And you have that against a backdrop, as we discussed, of you know, foreign entities reducing their US Treasury holdings as a percentage of their FX reserves. Amidst that backdrop, should, you know, a black swan event occur? What do you think the MO would be for the Federal Reserve to fund the US government. You know, we obviously saw quantitative easing in 2008, in 2020 we saw that happen essentially again overnight. In 2023, amidst the backdrop of a very small, very truncated regional bank crisis, the Fed, once again stepped in with a brand new acronym facility. Should this happen again? Do you expect more, more direct monetization from the Federal Reserve? Because, you know, in 2008 this wasn't necessarily a big dynamic at play, where foreign central banks were reducing their US Treasury holdings, but now, amidst these tariffs and what you've seen since Liberation Day that that is now a dynamic at play. And so the question becomes like, what does the does the Fed do? Do you think it's response even more direct, even larger in the event of, you know, some kind of catastrophic failure in the US economy? And if so, what would that look like for Bitcoin? How would Bitcoin react?

Matt Cole  52:59

Yeah, they will make take every single effort that they possibly can to try to ensure that the Treasury markets function. And that's not an explicit mandate of the Fed, cauling inflation, controlling jobs are but I think this is a clear mandate, and probably the mandate that is ultimately the one that they're most concerned about, and they're willing to take the most drastic actions to try to make succeed. I would say ensure succeeds, because I think at some point it won't work. And I think that that that is the The Black Swan is not that something happens and the Fed comes in with your new acronym and buys the black swan is when they do that and it no longer works, and the market continues to not function. And, you know, I think these are things that Bitcoin will do extremely well in. I hope for our country don't occur. But I also don't see a way for them to not occur. When you look at the debt crisis, and no one politically taking this seriously at all that it's kind of a train that ultimately hits a cliff, and no one knows where the cliff will happen. But I think everybody kind of sees where this is going. Ultimately, it's one of those things where, you know, probably when that happens, when crises happen. Typically correlations go to one for, you know, a short period of time which gets into the importance of asset liability matching Right? Like you can't be in a scenario where it's not inconceivable that when this happens, Bitcoin trades off 50% initially, and then within 2, 3, 4, months, is that new, all time highs and ripping higher. That is historically, when you look at at black swan events like a covid as an example. What happens? In crisises, people sell what they can sell. They sell what's liquid. And Bitcoin is a liquid 24/7 market with risk that people won't immediately understand. And so I think, I think we are moving towards this cliff. I think my best guess will be Bitcoin will actually trade off when this such an event happens. But companies that have leverage that is with asset liability matching will be the only companies there will be no new door to get into to put on that risk at that time, like there's no liquidity in those situations. And so it'll be those companies that have already built the plane that'll ultimately benefit and be able to ride out a very short term decrease in the market. But I guess the last thing I'll close on, on that is that that may not be for 10, 15, 20, 25 years, or it could be next year, like we just don't know. But what we what I do have firm belief in, is that the carry trade will still work in the meantime.

Joe Consorti  55:38

Perfect. Matt Cole, thank you so much for coming on. You've been so generous with your time and valuable insights on Bitcoin Treasury companies in the broader market. I particularly like talking about the broader market. Any parting message to the listeners, and if people wanna learn more about strive and what you're doing, where can they go to learn more?

Matt Cole  55:54

Yeah, I guess that the parting message, if it wasn't clear, is that I don't think this bull market for Bitcoin has started yet. It starts when it breaks out to an all time high versus gold and you can follow me on X at cole macro, fantastic. Thank you for coming on, Matt, thanks for having me. It's fun. You.

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Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

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A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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